UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         SCHEDULE TO
                        (Rule 13e-4)

  Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
           of the Securities Exchange Act of 1934

            General Employment Enterprises, Inc.
             (Name of Subject Company (Issuer))

            General Employment Enterprises, Inc.
              (Name of Filing Person (Offeror))

       Options to Purchase Common Stock, No Par Value, under the General Employment Enterprises, Inc. 1995 Stock Option Plan,
 the General Employment Enterprises, Inc. 1997 Stock Option Plan and the General Employment Enterprises, Inc. 1999 Stock Option Plan
                (Title of Class of Securities)

                          369730106
            (CUSIP Number of Class of Securities)

                   Herbert F. Imhoff, Jr.
                       General Counsel
            General Employment Enterprises, Inc.
                 One Tower Lane, Suite 2100
                 Oakbrook Terrace, IL  60181
                       (630) 954-0400

                        with copy to:
                      Robert B. Chapman
                       FagelHaber LLC
               55 E. Monroe Street, 40th Floor
                      Chicago, IL 60603
                       (312) 246-7500

  (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /




This Schedule TO is being filed to provide copies of communications made prior to the commencement of a tender offer. Items that have been omitted from this Schedule TO are not required.



Item 12. Exhibits.

Number  Description of Exhibit

(a)(1) Press Release issued by General Employment Enterprises, Inc. on August 6, 2002.